Exhibit 99.6

NexTech and Cannvas Bringing AR to Cannabis Education

VANCOUVER and TORONTO, Jan. 22, 2019 /CNW/ - NexTech AR Solutions Corp. (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF) (FSE: N29) is pleased to announce it has signed a deal to bring AR to cannabis education with Cannvas Medtech Inc, a leading digital cannabis education and business technology company. Cannvas MedTech Inc. (“Cannvas” or the “Company”) (CSE: MTEC) (Frankfurt: 3CM) (OTCPK: CANVF) Cannvas is a market leader with over one million cannabis consumer data points collected on its digital cannabis education platform since its launch in October 2018. With this deal NexTech’s AR technology will gain a leading position in the cannabis market for the education of consumers interested in the many medical benefits of cannabis. Cannvas intends to roll out AR enhanced learning kiosks into high-traffic retail areas across Canada to improve accessibility to free and physician-backed education focused on the potential benefits of medical and adult- use cannabis. With the addition of NexTechs AR-3D product demos, and live AR holograms beaming in as experts, the Kiosk capabilities will be dramatically enhanced, creating a very powerful and scalable AR education platform for cannabis.

“Working with NexTech allows Cannvas the opportunity to create a first-to-market AR-based cannabis learning program and lead the way for the digital evolution of education as it continues to intertwine with technology to generate new and exciting ways for people to take in information,” said Steve Loutskou, Chief Operating Officer, Global Markets, Cannvas MedTech Inc. “It has been proven that companies who personalize the user experience through AR enjoy an improvement in their customer relations and overall profitability, and our goal through this partnership with NexTech is to take our Cannvas Kiosk to the next level and ensure users receive accurate and evidence-based cannabis information customized to their needs and location.”

Plans are in the works to integrate Cannvas learning kiosks with select health clinics and platforms from coast to coast whereby users engaging with the Kiosk have an opportunity to follow up with a licensed medical practitioner, should they so choose, and these clinics or platforms will be among their options.

“As someone who comes from the training and education world, the extension of the digital experience to include AR is so promising” comments Reuben Tozman, Chief Operating Officer of NexTech. “Creating high powered user experiences seems to be common ground between our respective organizations and we are excited to offer the market true next generation experiences that drive engagement and learning.”

NexTech brings AR to a wide audience through its own AR ecosystem, featuring eCommerce solutions for websites, AR learning and education and AR live streaming for events. Its AR web-enabled eCommerce platform is currently integrated with Shopify, WordPress and Magento, and its e-learning platform “edCetra” has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees.

“As a leading digital cannabis education and business technology company, we are always exploring ways to leverage new technologies in support of the educational content we provide around the potential health benefits of cannabis,” said Shawn Moniz, Chief Executive Officer, Cannvas MedTech Inc. “The rise of AR as a prevalent marketing tool coupled with the proven track record of NexTech working with top brands to deliver personalized AR experiences to their customers made it an easy decision to retain their services and strengthen the impression our Cannvas Kiosk leaves on cannabis-curious users from coast to coast.”

Content at each Cannvas Kiosk will be powered by the Cannvas.Me platform. Cannvas.Me is a scalable and comprehensive solution for the global medical cannabis community offering interactive tools and physician-backed content to audiences wishing to learn about health care through cannabis. Its mission is to place users in the driver’s seat of their health care journey, arming them with unbiased information on whether medicinal or therapeutic use of cannabis can be beneficial to their lifestyle.

Cannvas and NexTech plan to collaborate on data collection and analysis to examine consumer behavior patterns at Cannvas Kiosks and leverage that information to ensure optimal user experiences. Both companies will also explore their existing networks and strategic partnerships to assess whether there is potential to form a joint service offering through the Cannvas Kiosk platform or an otherwise undiscovered opportunity.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education as well as AR live streaming for events. The company has filed a patent around its AR web-enabled eCommerce platform which has been integrated with Shopify, Wordpress and Magento. The AR can “go live” on any ecomm site with just a few lines of embed code creating a highly scalable platform. The global eCommerce industry is a $2.8 trillion-dollar marketplace and growing. NexTech has acquired its e-learning platform “edCetra” which has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. NexTech has added augmented reality training and education options into the platform and expects to launch in 2019. The company is also working on bringing forth its AR live streaming platform for shows and live events. All of the companies platforms run off of one CRM which allows for its AR ecosystem to rise up. NexTech launched its ARitize™ app in August 2018, which is capable of hosting many brands 3D objects and augmented reality experiences. NexTech also owns a large and diverse revenue generating App Portfolio that is deployed on the iTunes and Google play store which it intends to ARitize™.

About Cannvas MedTech Inc.

Cannvas MedTech is a leading digital cannabis education and business technology company within the health sciences space. They design and build patient-centric platforms that enable our partners to harness the power of data to truly understand their customers.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward- looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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SOURCE Nextech AR Solutions Corp.

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http://www.newswire.ca/en/releases/archive/January2019/22/c8741.html

%SEDAR: 00045889E

For further information: Evan Gappelberg, Chief Executive Officer, info@nextechar.com

CO: Nextech AR Solutions Corp.

CNW 07:45e 22-JAN-19